UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

NRG Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

629377508

(CUSIP Number)

Hellman & Friedman Capital Partners IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-C, L.P., H&F Executive Fund IV, L.P., H&F TGN AIV, L.P. and H&F Investors IV, LLC

c/o H&F Investors IV, LLC
One Maritime Plaza, 12th Floor
San Francisco, CA 94111
(415) 788-5111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hellman & Friedman Capital Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,207,976*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,207,976*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,207,976*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F International Partners IV-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 262,116*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 262,116*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 262,116*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F International Partners IV-C, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,179*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,179*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,179*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F Executive Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 84,588*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 84,588*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,588*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F TGN AIV, L.P

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 661,012*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 661,012*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 661,012*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F Investors IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,216,871*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,216,871*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,216,871*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.1%**

14.	Type of Reporting Person (See Instructions) OO

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

This Amendment No. 2 supplements and amends Items 4 and 5 of the statement on Schedule 13D filed on February 10, 2006 by Hellman & Friedman Capital Partners IV, L.P. (“HFCP IV”), H&F International Partners IV-A, L.P. (“HFIP IV-A”), H&F International Partners IV-C, L.P. (“HFIP IV-C”), H&F Executive Fund IV, L.P. (“HFEF IV”), H&F TGN AIV, L.P. (“H&F AIV”, and together with HFCP IV, HFIP IV-A, HFIP IV-C and HFEF IV, the “H&F Partnerships”) and H&F Investors IV, LLC (together with the H&F Partnerships, the “Reporting Persons”), as amended by Amendment No. 1 thereto filed on August 11, 2006 (as so amended, the “Schedule 13D”), relating to the common stock, $0.01 par value per share (“Issuer Common Stock”), of NRG Energy, Inc., a Delaware corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the amendments and supplements to Item 5 herein, and by adding immediately prior to the penultimate paragraph of Item 4 the following:

The sales of Issuer Common Stock pursuant to the Underwriting Agreement closed on August 15, 2006 as described below in Item 5.

Item 5.  Interest in Securities of the Issuer

Items 5(a) and (b) of Schedule 13D are hereby amended and supplemented by deleting them in their entirety and replacing them with the following:

The information contained in the cover pages to Amendment No. 2 to the Schedule 13D is incorporated herein by reference.

On August 15, 2006, pursuant to the Underwriting Agreement, HFCP IV, HFIP IV-A, HFIP IV-C, HFEF IV and H&F AIV sold respectively 3,207,977, 262,115, 1,179, 84,588 and 661,012 shares of Issuer Common Stock (4,216,871 shares in total) to Morgan Stanley & Co. Incorporated (the “Resale”).

As the general partner of each of the H&F Partnerships, H&F Investors may be deemed to have beneficial ownership of the shares of Issuer Common Stock over which any of the H&F Partnerships has voting or dispositive power.  Accordingly, H&F Investors may be deemed to have sole voting and dispositive power with respect to, and beneficially own, an aggregate of 4,216,871 shares of Common Stock, representing approximately 3.1% of the Issuer Common Stock outstanding as of the completion of the Resale on August 15, 2006 (based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006).

The investment decisions of H&F Investors are made by the investment committee of H&F Investors.  The managing members of H&F Investors and the investment committee have power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Issuer Common Stock that may be deemed to be beneficially owned by H&F Investors.  As a result, each of the managing members of H&F Investors and each of the members of the investment committee may be deemed to beneficially own the shares of Common Stock that H&F Investors may be deemed to beneficially own.  Each of the managing members of H&F Investors and each of the members of the investment committee, disclaims beneficial ownership of the shares of Common Stock that H&F Investors may be deemed to beneficially own, except to the extent of his or her indirect pecuniary interest, if any, therein.

Following the completion of the Resale, the Reporting Persons are not presently acting in a manner that could deem them to be a “group” with the other Funds (as defined in Amendment No. 1 to the Schedule 13D) within the meaning of Section 13(d) of the Securities Exchange Act with respect to the disposition of Issuer Common Stock.  All or any portion of the Funds may or may not in the future determine to engage in actions that could deem them to have formed a “group” within the meaning of Section 13(d) of the Securities Exchange Act with respect to the disposition of Issuer Common Stock.

The Reporting Persons are not acting and do not presently intend to act in a manner that could deem them to be a “group” with the other Funds (as defined in Amendment No. 1 to the Schedule 13D) within the meaning of Section 13(d) of the Securities Exchange Act or to act in concert with respect to voting of their shares of Issuer Common Stock or with respect to seeking to influence the management or policies of the Issuer.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any other person described in Item 2 hereof is the beneficial owner of the Issuer Common Stock referred to herein or is a member of any “group” for purposes of Section 13(d) of the Securities Exchange Act or for any other purpose, and such beneficial ownership and membership in any such group is expressly disclaimed.

Item 5(e) of the Schedule 13D is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

As a result of the Resale, each Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer Common Stock on August 15, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 16, 2006

HELLMAN & FRIEDMAN CAPITAL PARTNERS IV, L.P.

By:	H&F Investors IV, LLC, its General Partner

By:	/s/ Mitchell Cohen
Mitchell Cohen, Managing Director

H&F INTERNATIONAL PARTNERS IV-A, L.P.

By:	H&F Investors IV, LLC, its General Partner

By:	/s/ Mitchell Cohen
Mitchell Cohen, Managing Director

H&F INTERNATIONAL PARTNERS IV-C, L.P.

By:	H&F Investors IV, LLC, its General Partner

By:	/s/ Mitchell Cohen
Mitchell Cohen, Managing Director

H&F EXECUTIVE FUND IV, L.P.

By:	H&F Investors IV, LLC, its General Partner

By:	/s/ Mitchell Cohen
Mitchell Cohen, Managing Director

H&F TGN AIV, L.P.

By:	H&F Investors IV, LLC, its General Partner

By:	/s/ Mitchell Cohen
Mitchell Cohen, Managing Director

H&F INVESTORS IV, LLC

By:	/s/ Mitchell Cohen
Mitchell Cohen, Managing Director